SEC FILE NUMBER
001-33902

CUSIP NUMBER
302709100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
FX Real Estate and Entertainment Inc.

Full Name of Registrant

Former Name if Applicable

650 Madison Avenue

Address of Principal Executive Office (Street and Number)
New York, New York 10022

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 (the “Form 10-Q”) cannot be filed within the prescribed time period because of the Registrant’s transition to a new independent registered public accounting firm for the fiscal the year ending December 31, 2009.  The new independent registered public accounting firm was appointed by the Registrant’s audit committee on November 2, 2009, as described in the Registrant’s Current Report on Form 8-K dated November 2, 2009 that was filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2009. The Registrant expects to file the Form 10-Q within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gary McHenry	(702)	650-1400

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects revenue to be approximately $4.5 million for the quarterly period ended September 30, 2009, compared to approximately $482,000 in the same quarter last year. This increase in revenue is attributable primarily to the Registrant no longer classifying any of the operations of its Las Vegas subsidiaries as incidental operations as was done in the first nine months of 2008. The Registrant expects a net loss of approximately $10.4 million for the quarterly period ended September 30, 2009, as compared to approximately $33.7 million in the same quarter last year. As of September 30, 2009, the Registrant had approximately $575,000 of cash and cash equivalents, compared to approximately $2.6 million at the end of 2008. As has been previously disclosed in the Registrant’s filings with the SEC, the Registrant’s Las Vegas subsidiaries are in default under the mortgage loans secured by their Las Vegas property, which is substantially the Registrant’s entire business, and on October 30, 2009, the Las Vegas subsidiaries entered into a Lock Up and Plan Support Agreement with the first lien lenders under the mortgage loans and two corporate affiliates of certain of the Registrant’s directors, executive officers and/or greater than 10% stockholders for the purpose of implementing an orderly liquidation of the Las Vegas subsidiaries for the benefit of their creditors pursuant to a prepackaged chapter 11 bankruptcy proceeding. For further information about this Lock Up and Plan Support Agreement, reference is made to the Registrant’s Current Report on Form 8-K dated October 30, 2009, as filed with the SEC on November 5, 2009. The Registrant does not have sufficient working capital to fund its liquidity requirements for any prolonged period and, as such, may not be able to continue as a going concern.

FX Real Estate and Entertainment Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By:	/s/ Gary McHenry
Principal Financial Officer

NY 239912859 1